UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NQ Mobile Inc.
 (Name of Issuer)

American Depositary Shares, each representing Five (5) Class A Common Shares, par value $0.0001 per share

(Title of Class of Securities)

64118U108*
(CUSIP Number)

Chun R. Ding
CRCM LP
One Maritime Plaza, Suite 1107
San Francisco, CA 94111
(415) 578-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. CRCM Institutional Master Fund (BVI), Ltd.
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐** The reporting persons making this filing hold an aggregate of 4,679,966 ADSs,which is 5.75% of the class of securities.  The reporting person on this cover page,however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b)  ☒**

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,679,966*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,679,966*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,679,966*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 5.75**%
14.	Type of Reporting Person (See Instructions): OO

*Each ADS represents five (5) Class A Common Shares, par value $0.0001 per share.
** Based on 393,446,333 shares of Class A Common Shares, par value $0.0001 per share issued and outstanding as of October 27, 2014 as indicated in the Issuer’s annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer for the fiscal year ended December 31, 2013, plus that number of Class A Common Shares represented by 2,679,966 ADSs beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons. CRCM LP
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐** The reporting persons making this filing hold an aggregate of 4,679,966 ADSs,which is 5.75% of the class of securities.  The reporting person on this cover page,however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b)  ☒**

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,679,966*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,679,966*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,679,966*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 5.75%**
14.	Type of Reporting Person (See Instructions): IA, PN

*Each ADS represents five (5) Class A Common Shares, par value $0.0001 per share.
** Based on 393,446,333 shares of Class A Common Shares, par value $0.0001 per share issued and outstanding as of October 27, 2014 as indicated in the Issuer’s annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer for the fiscal year ended December 31, 2013, plus that number of Class A Common Shares represented by 2,679,966 ADSs beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons. ChinaRock Capital Management Limited
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐** The reporting persons making this filing hold an aggregate of 4,679,966 ADSs,which is 5.75% of the class of securities.  The reporting person on this cover page,however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b)  ☒**

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong, China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,679,966*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,679,966*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,679,966*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 5.75%**
14.	Type of Reporting Person (See Instructions): OO

*Each ADS represents five (5) Class A Common Shares, par value $0.0001 per share.
** Based on 393,446,333 shares of Class A Common Shares, par value $0.0001 per share issued and outstanding as of October 27, 2014 as indicated in the Issuer’s annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer for the fiscal year ended December 31, 2013, plus that number of Class A Common Shares represented by 2,679,966 ADSs beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons. CRCM LLC
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐** The reporting persons making this filing hold an aggregate of 4,679,966 ADSs,which is 5.75% of the class of securities.  The reporting person on this cover page,however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b)  ☒**

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,679,966*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,679,966*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,679,966*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 5.75%**
14.	Type of Reporting Person (See Instructions): OO

*Each ADS represents five (5) Class A Common Shares, par value $0.0001 per share.
** Based on 393,446,333 shares of Class A Common Shares, par value $0.0001 per share issued and outstanding as of October 27, 2014 as indicated in the Issuer’s annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer for the fiscal year ended December 31, 2013, plus that number of Class A Common Shares represented by 2,679,966 ADSs beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons. Chun R. Ding
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐** The reporting persons making this filing hold an aggregate of 4,679,966 ADSs,which is 5.75% of the class of securities.  The reporting person on this cover page,however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b)  ☒**

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,679,966*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,679,966*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,679,966*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 5.75%**
14.	Type of Reporting Person (See Instructions): IN

*Each ADS represents five (5) Class A Common Shares, par value $0.0001 per share.
** Based on 393,446,333 shares of Class A Common Shares, par value $0.0001 per share issued and outstanding as of October 27, 2014 as indicated in the Issuer’s annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer for the fiscal year ended December 31, 2013, plus that number of Class A Common Shares represented by 2,679,966 ADSs beneficially owned by the Reporting Persons.

Item 1.  Security and Issuer

This statement relates to American Depositary Shares (the “ADS”), each representing five (5) Class A Common Shares, par value $0.0001 per share, of NQ Mobile Inc., a Cayman Islands company (the “Company”).  The Company’s principal executive office is located at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China.

Item 2.  Identity and Background

(a), (f) This Schedule 13D is being filed by: (i)CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company (the “Fund”); (ii) CRCM LP, a Delaware limited partnership (the “Investment Manager”); (iii) ChinaRock Capital Management Limited, a Hong Kong company limited by shares (the “Sub-Investment Adviser”); (iv) CRCM LLC, a Delaware limited liability company (the “General Partner”); and (v) Chun R. Ding, a United States citizen (collectively, the “Reporting Persons”).
(b)      The business address of (i) the Fund is c/o Intertrust (BVI) Limited, P.O. Box 4041, Road Town, Tortola, British Virgin Islands VG1110; (ii) the Investment Manager, the General Partner and Chun R. Ding is One Maritime Plaza, Suite 1107, San Francisco, CA 94111; and (iii) the Sub-Investment Adviser is Unit 1701-02A, 17th Floor, The Centrium, Wyndham Street, Central, Hong Kong, China.
(c)      The principal business of the Fund is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Investment Manager is to act as the investment manager to the Fund and to separate accounts.  The principal business of the Sub-Investment Adviser is to act as the sub-investment adviser to the Fund.  The principal business of the General Partner is to act as the general partner of the Investment Manager.  The principal occupation of Chun R. Ding is to serve as the managing member of the General Partner, a director of the Fund, and director of the Sub-Investment Adviser.
(d)      None of the Fund, the Investment Manager, the Sub-Investment Adviser, the General Partner or Chun R. Ding has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)      None of the Fund, the Investment Manager, the Sub-Investment Adviser, the General Partner or Chun R. Ding has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)       See item 6 on the cover pages.
Item 3.  Source and Amount of Funds or Other Consideration

The Fund acquired the beneficial ownership in the ADSs reported in this Schedule for a total consideration of $53,176,223 (excluding brokerage commissions).  The source of funds for such transactions was derived from the capital of the Fund.
Item 4.  Purpose of Transaction.

The purpose of the acquisitions of the beneficial ownership in the ADSs was and is for investment, and acquisitions of the beneficial ownership in the ADSs were made in the ordinary course of business and were not made for the purpose of acquiring or impeding control of the Company.

In addition, effective as of March 18, 2015, Chun R. Ding was appointed an independent director of the Company.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the beneficial ownership in the ADSs, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional beneficial ownership in the ADSs or dispose of any or all of its beneficial ownership in the ADSs depending upon an ongoing evaluation of the investment in the interests, prevailing market conditions, investment and disposition opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum amount of investment in the beneficial ownership interests in the ADSs which it may hold at any point in time.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5.  Interest in Securities of the Issuer.

(a), (b)  Based on the Company’s October 27, 2014 Form 20-F, the Company had 393,446,333 ordinary shares issued and outstanding as of December 31, 2013.

Each of the Investment Manager, the General Partner and the Sub-Investment Manager may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 4,679,966 ADSs (the “Subject ADSs”) through the Fund’s beneficial ownership of the ADSs.  By virtue of his position as the managing member of the General Partner and the director of the Sub-Investment Adviser, Chun R. Ding may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject ADSs and, therefore, Chun R. Ding may be deemed to be the beneficial owner of the Subject ADSs for purposes of this Schedule 13D.

(c)      Through an advised account, the Sub-Investment Manager and Chun R. Ding as beneficial owners are deemed to have sold 2 million NQ Mobile 4% convertible bonds on January 28, 2015 at $59.5 for $1,190,000.

(d)      Not applicable.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:March 19, 2015

/s/ Kelvin Koo
CHINAROCK CAPITAL MANAGEMENT LIMITED
By: Kelvin Koo, as Attorney-in-Fact for Chun R. Ding, Director

/s/ Kelvin Koo
CRCM LLC,
On its own behalf and as the General Partner of
CRCM LP, as the Investment Manager of
CRCM Institutional Maser Fund (BVI), Ltd.
By: Kelvin Koo, as Attorney-in-Fact for Chun R. Ding, Member

/s/ Kelvin Koo
By: Kelvin Koo, as Attorney-in-Fact for Chun R. Ding

Exhibit Index

Exhibit 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Exhibit 2	Power of Attorney appointing Kelvin Koo as true and lawful attorney-in-fact for Chun R. Ding (as previously filed).

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  March 19, 2015

/s/ Kelvin Koo
CHINAROCK CAPITAL MANAGEMENT LIMITED
By: Kelvin Koo, as Attorney-in-Fact for Chun R. Ding, Director

/s/ Kelvin Koo
CRCM LLC,
On its own behalf and as the General Partner of
CRCM LP, as the Investment Manager of
CRCM Institutional Master Fund (BVI), Limited
By: Kelvin Koo, as Attorney-in-Fact for Chun R. Ding, Member

/s/ Kelvin Koo
By: Kelvin Koo, as Attorney-in-Fact for Chun R. Ding